OUTCROP GOLD CORP.

NEWS RELEASE

OUTCROP GOLD REDUCES $2 MILLION PRIVATE PLACEMENT TO $1.25 MILLION.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE U.S.

December 6, 2019. Vancouver, BC, Canada - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop") is pleased to announce that it will reduce its previously announced October 25, 2019 private placement from $2,000,000 to $1,250,000 to provide for only currently needed financing - in order to reduce the impact of share dilution.

The Company will raise up to C$1.25 million by way of a non-brokered private placement of up to 12.5 million units at a price of C$0.10 per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share of Outcrop at a price of C$0.20 for a period of five years from the date of closing of the private placement.

The private placement is subject to TSX Venture Exchange approval. Proceeds will be used to advance primary projects in Colombia, for generative exploration and for general corporate purposes.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia with an emphasis on acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel:  +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results, or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, the ability of the Company to exercise the option and general economic, market or business conditions and regulatory and administrative approvals, processes and filing requirements. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements.